Issuer Free Writing Prospectus dated June 3, 2021
Filed Pursuant to Rule 433
Relating to the Preliminary Prospectus Supplement dated June 3, 2021 and Registration Statement No. 333-240086

READY CAPITAL CORPORATION
6.50% Series E Cumulative Redeemable Preferred Stock
PRICING TERM SHEET

Dated: June 3, 2021

This pricing term sheet supplements Ready Capital Corporation’s preliminary prospectus supplement, dated June 3, 2021 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of the Series E Preferred Stock (as defined below), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. Unless the context otherwise requires, references to the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean Ready Capital Corporation and not its subsidiaries.

Issuer:	Ready Capital Corporation, a Maryland Corporation
Security:	6.50% Series E Cumulative Redeemable Preferred Stock (the “Series E Preferred Stock”)
Size:	4,000,000 shares
Underwriters’ Over-allotment Option:	600,000 shares
Rating:	BBB by Egan-Jones Ratings Company. A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.
Trade Date:	June 3, 2021
Settlement Date:	June 10, 2021 (T+5)*
Maturity:	Perpetual (unless redeemed by the Issuer on or after June 10, 2026 or pursuant to its special optional redemption right, repurchased by the Issuer in the open market or converted by an investor in connection with a Change of Control)
Public Offering Price:	$25.00 per share; $100,000,000 total
Underwriting Discount and Commissions:	$0.7875 per share; $3,150,000 total ($3,622,500 if the underwriters exercise their over-allotment option in full)
Net Proceeds (before expenses):	$24.2125 per share; $96,850,000 total ($111,377,500 if the underwriters exercise their over-allotment option in full)
Dividend Rate:	6.50% per annum (or $1.625 per share per annum), accruing from, but not including, June 10, 2021
Dividend Payment Date:	On or about the last day of January, April, July and October of each year, commencing on July 31, 2021. The first dividend payment will cover the period from, but not including, June 10, 2021 to, but excluding, July 31, 2021.
Liquidation Preference:	$25.00 per share, plus any accrued and unpaid dividends
Optional Redemption:	On and after June 10, 2026, redeemable in whole or in part at a redemption price equal to $25.00 per share, plus any accrued and unpaid dividends thereon (whether or not declared) to, but not including, the date of redemption (other than any dividend with a record date before the applicable redemption date and a payment date after the applicable redemption date, which will be paid on the applicable dividend payment date notwithstanding prior redemption of such shares). If the Issuer exercises its redemption right, by sending the required notice, with respect to some or all of the Series E Preferred Stock in connection with a Change of Control, holders of the Series E Preferred Stock will not be permitted to exercise the conversion rights described below in respect of any Series E Preferred Stock called for redemption, and any Series E Preferred Stock subsequently called for redemption that has been tendered for conversion will be redeemed on the applicable date of redemption instead of converted on the applicable Change of Control Conversion Date.

Special Optional Redemption:	In the event of a Change of Control, the Issuer will have the option to redeem the Series E Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control has occurred for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but not including, the redemption date. If the Issuer exercises its redemption right, by sending the required notice, with respect to some or all of the Series E Preferred Stock, the holders of Series E Preferred Stock will not be permitted to exercise the conversion rights described below in respect of any Series E Preferred Stock called for redemption.
Change in Control Conversion Rights:

Except to the extent that the Issuer has elected to exercise its optional redemption right or its special optional redemption right by providing notice of redemption prior to the Change of Control Conversion Date, upon the occurrence of a Change of Control, each holder of Series E Preferred Stock will have the right to convert some or all of the Series E Preferred Stock held by such holder on the Change of Control Conversion Date into a number of the Issuer’s shares of common stock per share of Series E Preferred Stock to be converted equal to the lesser of:

•      the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends thereon (whether or not declared) to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series E Preferred Stock dividend payment and prior to the corresponding Series E Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and

•      3.2916 (the “Share Cap”), subject to certain adjustments

subject, in each case, to provisions for the receipt of alternative consideration upon conversion as described in the Preliminary Prospectus Supplement.

If the Issuer has provided or provides a redemption notice with respect to some or all of the Series E Preferred Stock, holders of any Series E Preferred Stock that the Issuer has called for redemption will not be permitted to exercise their Change of Control Conversion Right in respect of any of their shares of Series E Preferred Stock that have been called for redemption, and any shares of Series E Preferred Stock subsequently called for redemption that has been tendered for conversion will be redeemed on the applicable date of redemption instead of converted on the Change of Control Conversion Date.

Except as provided above in connection with a Change of Control, the Series E Preferred Stock is not convertible into or exchangeable for any other securities or property.

A “Change of Control” will be deemed to have occurred at such time after the original issuance of the Series E Preferred Stock when the following have occurred and are continuing:

•      the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, other than certain permitted holders, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer entitling that person to exercise more than 50% of the total voting power of all shares of the Issuer entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all of the Issuer’s capital stock that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•      following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the consolidated acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE American LLC or NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American LLC or NASDAQ.

The “Common Stock Price” will be: (i) if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is solely cash, the amount of cash consideration per share of the Issuer’s common stock or (ii) if the consideration to be received in the Change of Control by holders of the Issuer’s common stock is other than solely cash (x) the average of the closing sale prices per share of the Issuer’s common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the Issuer’s common stock is then traded, or (y) the average of the last quoted bid prices for the Issuer’s common stock in the over-the-counter market as reported by OTC Markets Group Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the Issuer’s common stock is not then listed for trading on a U.S. securities exchange.

The “Change of Control Conversion Date” will be a business day selected by the Issuer that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control.

CUSIP / ISIN:	75574U 887 / US75574U8870
Listing:	The Issuer intends to file an application to list the Series E Preferred Stock with the NYSE under the symbol “RC PRE.” If the application is approved, trading is expected to begin within 30 days of initial delivery. The underwriters have advised the Issuer that they intend to make a market in the Series E Preferred Stock prior to the commencement of trading on the NYSE. The underwriters will have no obligation to make a market in the shares, however, and may cease market making activities, if commenced, at any time.
Book-Running Managers:	Keefe, Bruyette & Woods, Inc. Morgan Stanley & Co. LLC Piper Sandler & Co.
Co-Managers:	B. Riley Securities, Inc. BTIG LLC Ladenburg Thalmann & Co. Inc. Wedbush Securities Inc.
Distribution:	SEC registered
Use of Proceeds:	The Issuer plans to contribute the net proceeds from the sale of the shares of the Series E Preferred Stock, after deducting commissions and offering expenses payable by the Issuer, to its operating partnership, which in turn will use the net proceeds to redeem, in whole or in part, the Issuer’s 8.625% Series B Cumulative Preferred Stock, par value $0.0001 per share, and its 7.625% Series D Cumulative Redeemable Preferred Stock, par value $0.0001 per share. The Issuer may use the remainder of the net proceeds, if any, for general business purposes, which may include the repayment of borrowings outstanding under the Issuer’s loan repurchase agreements or credit facilities. Prior to these anticipated uses, the Issuer may invest the net proceeds of the offering in interest-bearing, short-term investments, including money market accounts, in each case that are consistent with the Issuer’s intention to continue to qualify as a REIT.

*We expect that delivery of the Series E Preferred Stock will be made to investors on or about the fifth business day following the date of this prospectus (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade shares of Series E Preferred Stock prior to their delivery will be required, by virtue of the fact that the shares of Series E Preferred Stock initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Series E Preferred Stock who wish to trade the Series E Preferred Stock prior to their date of delivery hereunder should consult their advisors.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

The Issuer has filed a registration statement (including a prospectus dated August 4, 2020 and a Preliminary Prospectus Supplement dated June 3, 2021) on Form S-3 (File No. 333-240086) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement, the related preliminary prospectus supplement and the documents incorporated by reference therein for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it from Keefe, Bruyette & Woods, Inc., A Stifel Company at 787 Seventh Avenue, Fourth Floor, New York, NY 10019, or by calling toll-free 1-800-966-1559, or by email at USCapitalMarkets@kbw.com; Morgan Stanley & Co. LLC at 1585 Broadway, 4th Floor, New York, NY 10036, or by calling toll-free 1-800-584-6837, or by email at prospectus@morganstanley.com; or Piper Sandler & Co. at 1251 Avenue of the Americas, 6th Floor, New York, NY 10020, or by calling toll-free 866-805-4128, or by email at fsg-dcm@psc.com.